STELLANTIS NV

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:00 p.m. CEST, on April 8, 2021.

Online
Go to **www.investorvote.com/STLA** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals – The Board of Directors recommend a vote FOR proposals 2.c. - 6.

Proposal	For	Against	Abstain
2.c. Remuneration Report 2020 *(advisory voting)*	☐	☐	☐
2.d. Adoption of the Annual Accounts 2020	☐	☐	☐
2.e. Extraordinary distribution	☐	☐	☐
2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2020	☐	☐	☐

3. APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal	For	Against	Abstain
Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor	☐	☐	☐

4. REMUNERATION

Proposal	For	Against	Abstain
4.a. Proposal to amend the remuneration policy of the Board of Directors	☐	☐	☐
4.b. Proposal to adopt the Equity Incentive Plan and authorization to the Board of Directors (i) to issue shares or grant rights to subscribe for shares and (ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan	☐	☐	☐

5. DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE COMPANY'S CAPITAL

Proposal	For	Against	Abstain
Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company's own share capital in accordance with article 9 of the Company's articles of association	☐	☐	☐

6. CANCELLATION OF CLASS B SPECIAL VOTING SHARES HELD BY THE COMPANY

Proposal	For	Against	Abstain
Proposal to cancel all class B special voting shares held by the Company in its own share capital in accordance with article 10 of the Company's articles of association	☐	☐	☐

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B Authorized Signatures – This section must be completed for your vote to be counted. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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03E04B

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — STELLANTIS NV

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ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2021

The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Stellantis N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Thursday, April 15, 2021, virtually commencing at 2:30 p.m. Central European Summer Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

C **Non-Voting Items**

Change of Address – Please print new address below.

Comments – Please print your comments below.

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